EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

SKYBRIDGE OPPORTUNITY FUND LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$72,330,123.61	0.00014760	—

Fees Previously Paid	—	—	$10,675.93

Total Transaction Valuation	$72,330,123.61

Total Fees Due for Filing			$10,675.93

Total Fees Previously Paid			$10,675.93

Total Fee Offsets			—

Net Fee Due			$0.00

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $147.60 per $1,000,000 of the transaction value.

Table 2 – Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims	SkyBridge Opportunity Fund LLC	SC TO-I	005-79005	July 30, 2024		$10,675.93

Fee Offset Sources					July 30, 2024		$10,675.93